GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

December 20, 2012

VIA EDGAR TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2011 Filed April 30, 2012 File No. 001-33168

Dear Ms. Cvrkel:

By letter dated December 10, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2012 by the Central North Airport Group (Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or the “Company”).

The Company is in receipt of the Staff’s comment letter and is working to prepare a response.  However, the Company is not able to respond within the requested ten business day deadline included in the comment letter.  Therefore, in accordance with our U.S. counsel’s discussion with Ms. Jean Yu earlier today, the Company respectfully requests an extension to respond to the Staff’s comment letter during or before the week of January 14, 2013.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

Sincerely,
/s/ José Luis Guerrero
José Luis Guerrero
Chief Financial Officer

cc:	Claire Erlanger
Jean Yu Securities and Exchange Commission

Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP

Marshall Diaz Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche TohmatsuLimited